December 17, 2007

Sent Via Overnight Mail;

Also Submitted Electronically

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:	Ms. Linda Cvrkel, Branch Chief
Ms. Jean Yu

Re:	Mattel, Inc. (the “Company” or “Mattel”)
Form 10-K for the year ended December 31, 2006
File No. 001-05647

Dear Ms. Cvrkel and Ms. Yu:

We received and have carefully reviewed your letter of December 13, 2007, which furnished us with a comment on the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. The following is our response to the comment in your letter of December 13, 2007. We have organized our response so that it appears in the format that you used in your December 13 letter. For your convenience, we have included the text of your comment as well as the Company’s response.

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Form 10-K for the year ended December 31, 2006

1.	Comment: We note that in response to our prior comment number one you will revise your disclosure in future filings to include a discussion of why no amounts relating to the LTIP were charged to expense in relevant periods prior to 2006. We believe, in addition to your revisions, you should also expand your footnote to disclose in greater detail the significant estimates used and/or judgments made by management in calculating or determining the likelihood of whether payments under the performance cycle(s) are probable of being paid. Your revised disclosure should be similar in detail as provided in your response to us.

Securities and Exchange Commission

December 17, 2007

Response:

In future filings, Mattel will expand its disclosures to incorporate the above-described information.

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In connection with our response to your comments on our filings, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with Rule 101(a)(3) of Regulation S-T, we have also submitted this letter in electronic form, under the label “corresp.” Please acknowledge receipt of this letter by date-stamping the enclosed receipt copy and returning it in the enclosed return envelope. Please feel free to call the undersigned at (310) 252-3611 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Kevin M. Farr
Kevin M. Farr
Chief Financial Officer

cc:	Robert A. Eckert, Chairman and Chief Executive Officer
Robert Normile, Senior Vice President, General Counsel and Secretary